Item 1. N/A

Item 2.        Disposition of Assets

On March 9, 2004, REII Incorporated (the "Company") disposed of One (1) residential building held for investment purposes.
Naples Inc.

        The total selling price of the one residential building is follows:

        17539 North Hagen. Houston TX                 $ 67,199.20

                                                       ----------
        Gross Sales prices                            $ 67,199.20


       Cost of Sales Action (commission, Incentive,
       Repairs                                        $ 14,862.92
                                                       ----------
       Net Income from Sale                           $ 52,336.28

       The Historical value of this property as carried on the company's books was $21,000.00 thereby showing a net profit on this transaction of $31,336.28
 The income from this sale will be used to reduce company debt.